                                  UNITED STATES
                        SECURTIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (RULE 14a-101)

                    INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

PROXY STATEMENT PURSUANT TO SECTION 14(a) OF THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

Filed by the Registrant / /

Filed by a Party other than the Registrant /X/

Check the appropriate box:

         /X/ Preliminary Proxy Statement

         / / Confidential, for Use of the Commission Only (as permitted by Rule
             14a-6(e)(2))

         / / Definitive Proxy Statement

         / / Definitive Additional Materials

         / / Soliciting Material Under Rule 14a-12

                                A. SCHULMAN, INC.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                     STARBOARD VALUE & OPPORTUNITY FUND, LLC
                               RCG ENTERPRISE, LTD
                                   PARCHE, LLC
                           RCG STARBOARD ADVISORS, LLC
                          RAMIUS CAPITAL GROUP, L.L.C.
                                C4S & CO., L.L.C.
                                 PETER A. COHEN
                                 MORGAN B. STARK
                               JEFFREY M. SOLOMON
                                THOMAS W. STRAUSS
                                MARK R. MITCHELL
                              MICHAEL CAPORALE, JR.
                                    LEE MEYER
                              YEVGENY V. RUZHITSKY
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    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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         (1) Title of each class of securities to which transaction applies:

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             pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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         / / Check box if any part of the fee is offset as provided by Exchange
Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         (1) Amount previously paid:

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         (4) Date Filed:

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         PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF  INFORMATION  CONTAINED
         IN THIS FORM ARE NOT  REQUIRED  TO RESPOND  UNLESS THE FORM  DISPLAYS A
         CURRENTLY VALID OMB CONTROL NUMBER.

                                      -2-

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED DECEMBER 18, 2007

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                              ______________, 2007

Dear Fellow Stockholder:

      Starboard Value and  Opportunity  Master Fund Ltd.  ("Starboard")  and the
other participants in this solicitation  (collectively,  the "Ramius Group") are the beneficial  owners of an aggregate of 2,062,795 shares of common stock of A.
Schulman,  Inc.  (the  "Company"),   representing   approximately  7.4%  of  the
outstanding shares of common stock of the Company.  For the reasons set forth in the  attached  Proxy  Statement,  the Ramius  Group  believes  that the Board of
Directors of the Company is not acting in the best interest of its stockholders.
The Ramius  Group is therefore  seeking  your  support at the annual  meeting of stockholders  scheduled  to be held at the  Hilton  Inn West,  3180 West  Market
Street,  Akron, Ohio, on Thursday,  January 10, 2008 at 10:00 A.M., local time,, for the following:

      1. To elect Starboard's slate of two nominees to the Board of Directors to serve as Class III directors for a three-year term expiring in 2010;

      2. To  adopt  a  resolution  previously  submitted  by  Starboard  Value &
         Opportunity Fund, LLC, an affiliate of Starboard,  for inclusion in the
         Company's  proxy  statement  recommending  that the Board of  Directors immediately set up a special committee consisting solely of independent directors  that would engage the  services of a  nationally  recognized investment  banking firm to evaluate  alternatives  that would maximize stockholder value,  including,  but not limited to, a sale of the North
         American business, a merger or an outright sale of the Company; and

      3. To ratify the selection of PricewaterhouseCoopers  LLP as the Company's independent  registered  public  accountant  for the fiscal year ending
         August 31, 2008.

      Through the attached Proxy Statement,  we are soliciting  proxies to elect not only our two  director  nominees,  but also  the  candidates  who have  been nominated  by the  Company  other  than  _________  and  _________.  This  gives stockholders  the  ability  to vote for the  total  number of  directors  up for election at the Annual Meeting. The names, backgrounds and qualifications of the
Company's  nominees,  and  other  information  about  them,  can be found in the
Company's  proxy  statement.  There is no  assurance  that any of the  Company's nominees will serve as directors if our nominees are elected.

      The Ramius Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing,  dating and returning the enclosed GOLD proxy card today.  The attached Proxy  Statement and the enclosed GOLD proxy card are first being  furnished to the  stockholders on or about [___________ __], 2007.

      If you have already voted for the  incumbent  management  slate,  you have every right to change your vote by signing,  dating and  returning a later dated proxy.

      If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated,  which is assisting us, at their address and toll-free numbers listed on the following page.

                                      -3-

                                    Thank you for your support.

                                    Mark R. Mitchell
                                    Starboard Value and Opportunity Master
                                    Fund Ltd.

                                      -4-

--------------------------------------------------------------------------------
 IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR GOLD PROXY CARD,
      OR NEED ADDITIONAL COPIES OF STARBOARD'S PROXY MATERIALS, PLEASE CALL
          INNISFREE M&A INCORPORATED AT THE PHONE NUMBERS LISTED BELOW.
--------------------------------------------------------------------------------

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                       2007 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                                A. SCHULMAN, INC.
                            -------------------------

                                 PROXY STATEMENT
                                       OF
                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                            -------------------------

        PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

      Starboard  Value  and  Opportunity  Master  Fund  Ltd.,  a Cayman  Islands
exempted  company  ("Starboard"),  Starboard  Value & Opportunity  Fund,  LLC, a
Delaware limited liability company ("Starboard Value"),  Parche, LLC, a Delaware limited  liability  company  ("Parche"),  RCG Enterprise,  Ltd, a Cayman Islands exempted company ("RCG  Enterprise"),  RCG Starboard  Advisors,  LLC, a Delaware
limited  liability  company ("RCG  Starboard  Advisors"),  Ramius Capital Group,
L.L.C., a Delaware limited  liability  company  ("Ramius  Capital"),  C4S & Co.,
L.L.C.,  a Delaware  limited  liability  company  ("C4S"),  Peter A. Cohen ("Mr.
Cohen"),  Morgan B. Stark ("Mr.  Stark"),  Thomas W.  Strauss  ("Mr.  Strauss"),
Jeffrey M. Solomon ("Mr. Solomon"),  Michael Caporale,  Jr. ("Mr. Caporale Jr.")
and Lee Meyer ("Mr. Meyer")  (collectively,  the "Ramius Group") are significant stockholders  of A. Schulman,  Inc., a Delaware  corporation  ("Schulman" or the
"Company").  The members of the Ramius  Group,  as well as Mark  Mitchell  ("Mr.
Mitchell")and Yevgeny V. Ruzhitsky ("Mr.  Ruzhitsky"),  are participants in this solicitation.  The Ramius  Group  believes  that the Board of  Directors  of the
Company (the  "Board") is not acting in the best  interest of its  stockholders.
The Ramius  Group is therefore  seeking  your  support at the annual  meeting of stockholders  scheduled  to be held at  ___________  located  at  _____________,
_______, _______, ________, on __________ __, 2007 at _______ _.m., ___________,
including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"), for the following:

      1. To elect  Starboard's  slate of two  nominees  to the Board to serve as
         Class III directors for a three-year term expiring in 2010 (the "Ramius
         Nominees")  in opposition  to two of the  Company's  director  nominees whose terms expire at the Annual Meeting;

      2. To adopt a  resolution  previously  submitted  by  Starboard  Value for inclusion in the Company's proxy statement  recommending that the Board of Directors  immediately set up a special committee  consisting solely of independent directors that would engage the services of a nationally recognized  investment banking firm to evaluate alternatives that would maximize  stockholder value,  including,  but not limited to, a sale of the  North  American  business,  a merger  or an  outright  sale of the
         Company (the "Ramius Proposal"); and

      3. To ratify the selection of PricewaterhouseCoopers  LLP as the Company's independent  registered  public  accountant  for the fiscal year ending
         August 31, 2008.

      This Proxy  Statement is  soliciting  proxies to elect not only the Ramius
Nominees,  but also the  candidates who have been nominated by the Company other than _________ and ________.  This gives  stockholders  who wish to vote for the
Ramius Nominees the ability to vote for four nominees in total.

      As of  ________  __,  2007,  the  approximate  date on  which  this  Proxy
Statement is being mailed to stockholders,  the members of the Ramius Group were

                                      -2-

the beneficial owners of an aggregate of 2,062,795 shares of common stock of the
Company,  par value $1.00 per share (the "Shares"),  which  currently  represent approximately  7.4% of the  issued  and  outstanding  Shares,  all of which  are entitled to be voted at the Annual Meeting.

      Schulman has set the record date for determining  stockholders entitled to notice of and to vote at the Annual  Meeting as November  27, 2007 (the  "Record
Date").  The mailing address of the principal  executive  offices of Schulman is
3550 West Market Street, Akron, Ohio 44333.  Stockholders of record at the close of business  on the Record Date will be entitled to vote at the Annual  Meeting.
According  to  Schulman,  as of the Record Date,  there were  27,954,541  Shares outstanding and entitled to vote at the Annual Meeting. The participants in this solicitation  intend to vote all of their  Shares FOR the election of the Ramius
Nominees,  FOR the  candidates who have been nominated by the Company other than
_________ and ________, and FOR the Ramius Proposal.

THIS  SOLICITATION  IS BEING MADE BY THE  RAMIUS  GROUP AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OR MANAGEMENT  OF THE COMPANY.  THE RAMIUS GROUP IS NOT AWARE
OF ANY OTHER  MATTERS TO BE BROUGHT  BEFORE THE  ANNUAL  MEETING.  SHOULD  OTHER
MATTERS,  WHICH THE RAMIUS GROUP IS NOT AWARE OF A  REASONABLE  TIME BEFORE THIS
SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES
IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RAMIUS GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR
OF THE ELECTION OF THE RAMIUS NOMINEES AND THE RAMIUS PROPOSAL.

IF YOU HAVE  ALREADY  SENT A PROXY CARD  FURNISHED  BY  SCHULMAN  MANAGEMENT  TO
SCHULMAN,  YOU MAY  REVOKE  THAT PROXY AND VOTE FOR THE  ELECTION  OF THE RAMIUS
NOMINEES,  THE  CANDIDATES  WHO HAVE BEEN  NOMINATED  BY THE COMPANY  OTHER THAN
_________  AND  ________,  AND FOR THE RAMIUS  PROPOSAL BY  SIGNING,  DATING AND
RETURNING THE ENCLOSED  GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE
THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY
DELIVERING A WRITTEN  NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL
MEETING TO THE RAMIUS GROUP, C/O INNISFREE M&A  INCORPORATED  WHICH IS ASSISTING
IN THIS SOLICITATION, OR TO THE SECRETARY OF SCHULMAN, OR BY VOTING IN PERSON AT
THE ANNUAL MEETING.

                                      -3-

                                    IMPORTANT

      YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. THE RAMIUS GROUP
URGES YOU TO SIGN,  DATE AND RETURN THE  ENCLOSED  GOLD PROXY CARD TODAY TO VOTE
FOR THE ELECTION OF THE RAMIUS NOMINEES AND FOR THE RAMIUS PROPOSAL.

      o     If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Ramius Group,  c/o
            Innisfree M&A Incorporated, in the enclosed envelope today.

      o     If your  Shares are held in a  brokerage  account  or bank,  you are considered  the  beneficial  owner of the  Shares,  and these  proxy materials,  together with a GOLD voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your  broker,  trustee  or other  representative  how to vote.  Your
            broker  cannot  vote  your  Shares  on  your  behalf   without  your
            instructions.

      o     Depending  upon your  broker or  custodian,  you may be able to vote either by toll-free  telephone or by the  Internet.  Please refer to
            the  enclosed   voting  form  for   instructions   on  how  to  vote
            electronically.  You may also vote by signing,  dating and returning the enclosed voting form.

      Since only your latest  dated  proxy card will  count,  we urge you not to return  any proxy  card you  receive  from the  Company.  Even if you return the
Company's  proxy card  marked  "withhold"  as a protest  against  the  incumbent directors,  it will  revoke any proxy card you may have  previously  sent to the
Ramius  Group.  Remember,  you can vote for our four  nominees  only on our GOLD proxy card.  So please make  certain that the latest dated proxy card you return is the GOLD proxy card.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                 STOCKHOLDERS CALL TOLL-FREE AT: (888) 750-5834
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                                      -4-

                          REASONS FOR THE SOLICITATION

      The Ramius Group believes that the intrinsic value of the Company's assets is not  reflected in the current  market  price.  In our opinion,  the Company's stock is undervalued due to continued disappointing operating performance, which is a direct result of a misguided growth strategy,  lack of management execution and poor capital allocation decisions.

      Given the  precipitous  decline in  operating  performance  and  continued
losses in the North American  segment,  we believe that a sale of the Company is the best way to maximize  stockholder value.  Therefore,  we believe the Company should  immediately  hire a  nationally  recognized  investment  bank to explore strategic alternatives as part of a public process, including evaluating whether to  split  the  Company  and sell  the  European  and  North  American  segments separately, or alternatively to sell the entire Company.

    THE COMPANY'S POOR OPERATING RESULTS INDICATE THAT MANAGEMENT'S BUSINESS
                           STRATEGY IS NOT EFFECTIVE.

      Our analysis of Schulman's  ten-year operating results  (summarized in the table below) shows a steady deterioration of gross and operating margins in both the European and the North American  segments.  We view the continued  losses in the North American segment as particularly troubling.

Fiscal Year ending                                                                                                           10-YEAR
August 31                1997     1998     1999    2000     2001     2002    2003     2004     2005      2006       2007       CAGR
                         ----     ----     ----    ----     ----     ----    ----     ----     ----      ----       ----       ----
NORTH AMERICA
  Revenue               $446.8   $421.2   $424.1  $438.5   $395.5   $387.9  $393.6   $410.2   $439.4   $  493.6   $  477.1     0.7%
    % Growth                       (5.7%)    0.7%    3.4%    (9.8%)   (1.9%)   1.5%     4.2%     7.1%      12.3%      (3.4%)

  Gross Profit            56.4     65.4     68.0    61.0     41.9     54.2    36.4     43.9     46.3       56.1       41.8    (3.0%)
    % Gross Margin        12.6%    15.5%    16.0%   13.9%    10.6%    14.0%    9.3%    10.7%    10.5%      11.4%      8.8%

                                                            ---------------------------------------------------------------
  Operating Income        18.1     20.8     17.1    14.4     (7.3)     2.6   (18.8)    (7.5)   (11.0)      (9.1)     (19.1)     NM
                                                            ---------------------------------------------------------------
    % Operating Margin     4.0%     4.9%     4.0%    3.3%    (1.8%)    0.7%   (4.8%)   (1.8%)   (2.5%)     (1.8%)     (4.0%)

EUROPE
  Revenue               $549.5   $572.2   $561.5  $594.0   $579.8   $578.7  $706.8   $828.9   $993.8   $1,122.7   $1,310.0     9.1%
    % Growth                        4.1%    (1.9%)   5.8%   (2.4%)   (0.2%)   22.1%    17.3%    19.9%      13.0%      16.7%

  Gross Profit           106.6    104.2    112.6   106.1     91.4    106.2   123.9    139.6    146.4      163.8      171.1     4.8%
    % Gross Margin        19.4%    18.2%    20.1%   17.9%    15.8%    18.3%   17.5%    16.8%    14.7%      14.6%      13.1%

  Operating Income        66.6     64.6     62.7    58.3     46.2     58.5    65.9     67.0     62.8       79.1       73.3     1.0%
                                                                    -------------------------------------------------------
    % Operating Margin    12.1%    11.3%    11.2%    9.8%     8.0%    10.1%    9.3%     8.1%     6.3%       7.0%       5.6%
                                                                    -------------------------------------------------------
Source: Public company filings.

    OVER THE LAST TEN YEARS, THE OPERATING MARGINS OF SCHULMAN'S EUROPEAN AND
         NORTH AMERICAN SEGMENTS HAVE DECLINED BY APPROXIMATELY 650 AND
                        800 BASIS POINTS, RESPECTIVELY.

      Since fiscal year 1997, the operating  margin of the European  segment has declined by approximately 650 basis points, from 12.1% to 5.6%. During this same period,  the  operating  margin  of the  North  American  segment  has  declined approximately  800 basis points,  to negative 4.0% from positive  4.0%,  and has declined  approximately 890 basis points from the high of 4.9% reached in fiscal year 1998.

 MANAGEMENT HAS REPEATEDLY FAILED TO EXECUTE ON ITS RESTRUCTURING OF THE NORTH
                                AMERICAN SEGMENT.

      Notwithstanding  the latest  restructuring  effort and  despite  recording restructuring  charges  in four out of the last  five  fiscal  years,  the North

                                      -5-

American  segment  remains  unprofitable.  Excluding  the one-time  $1.5 million
Katrina insurance  settlement  benefit,  the North American  segment's  reported operating  loss in the  fourth  quarter  of fiscal  year 2007 was $1.7  million, showing little  improvement over the $2.2 million operating loss reported in the fourth quarter of fiscal year 2006. That is five straight years of net operating losses in North America, totaling $65.5 million.

 WE BELIEVE SCHULMAN'S POOR OPERATING PERFORMANCE IS LARGELY ATTRIBUTABLE TO A
    MISGUIDED GROWTH STRATEGY, LACK OF MANAGEMENT EXECUTION AND POOR CAPITAL
                              ALLOCATION DECISIONS.

      Industry  consolidation has negatively impacted the pricing and purchasing power of  compounders  like Schulman.  We believe that focusing on  value-added, specialized  products and proactively  streamlining cost structure with the goal of becoming a low-cost producer can be effective strategies for compounders like
Schulman to combat mounting margin pressures. In our opinion,  Schulman's strong revenue  growth and lack of  corresponding  growth in operating  income  clearly indicate  that  management  chose to focus on revenue  growth at the  expense of profitability.
                                                                                                                    ($ In Millions)
------------------------------------------------------------------------------------------------------------------------------------
Fiscal Year ending                                                                                                         10-Year
August 31           1997     1998     1999      2000     2001     2002      2003      2004      2005      2006      2007    CAGR
                    ----     ----     ----      ----     ----     ----      ----      ----      ----      ----      ----    ----
Revenue            $996.4   $993.4   $985.6  $1,032.5   $975.2   $966.6  $1,100.5  $1,239.1  $1,433.2  $1,616.4  $1,787.1    6.0%
 % Growth                     (0.3%)   (0.8%)     4.8%    (5.5%)   (0.9%)    13.8%     12.6%     15.7%     12.8%     10.6%

Operating Income     84.7     85.4     79.8      72.8     38.9     61.1      47.0      59.6      51.8      70.1      54.1   (4.4%)
 % Operating Margin   8.5%     8.6%     8.1%      7.0%     4.0%     6.3%      4.3%      4.8%      3.6%      4.3%      3.0%

Source: Company public filings and Ramius Group estimates.

    MANAGEMENT HAS REPEATEDLY FAILED TO PROACTIVELY RATIONALIZE MANUFACTURING
                     CAPACITY AND REDUCE OPERATING EXPENSES.

      Despite reducing operating capacity by 42% through numerous  restructuring efforts,  North America has remained  unprofitable  for five straight years, and six of the last seven years.  In our opinion,  North  America's  poor  operating performance  highlights  management's  inability to accurately forecast expected customer demand and illustrates  management's failure to proactively rationalize capacity and reduce operating expenses in light of changing industry dynamics.

      MANAGEMENT MISSED ITS FISCAL YEAR 2007 NET INCOME GUIDANCE BY 30.9%.

      On the fourth  quarter 2006 earnings call,  Schulman's  CEO, Terry Haines, said, "But in the full year, we fully expect,  however,  to report growth on our income,  on a  year-over-year  basis on 2007,  compared  to our past 2006 fiscal year."(1) Schulman's reported fiscal year 2006 net income was $32.7 million.

     Although Schulman reported  disappointing first quarter earnings per share
("EPS") of $0.09 and missed the first call  consensus  EPS estimate by $0.24(2), on the first quarter earnings call Schulman's CFO, Paul Desantis, reaffirmed the

--------------------
(1) Source: Thomson StreetEvents.

(2) Source: Thomson ONE.

                                      -6-

Company's  guidance,  stating,  "Despite the unfavorable  quarter,  we're seeing significant  favorability from the euro and we expect that fiscal '07 net income will meet or exceed fiscal '06 net income of $32.7 million."(1)

      After  reporting  second  quarter EPS of $0.06 and  missing the  consensus estimate yet again,  this time by $0.10(2),  on the second quarter earnings call
Paul Desantis lowered guidance,  stating, "As a result, we are now expecting net income to be between 25 and 30 million,  lower than our initial guidance of 32.7 million." (1)

      Finally,  prior to reporting the third quarter results, the Company issued a press  release on June 12, 2007,  lowering  guidance  yet again.  In the press release,  the Company stated "A. Schulman,  Inc. (Nasdaq:  SHLM) announced today that net income for the fiscal year ending August 31, 2007 is now expected to be in the range of $17-$23  million.  This is below prior guidance that fiscal 2007 net income would fall in the range of $25-$30 million."

      For the year,  Schulman reported net income of $22.6 million,  30.9% lower than the guidance of at least $32.7 million given at the start of the year.  The frequency and magnitude of the earnings misses clearly illustrates,  we believe, that management has not been able to accurately  forecast the business.  We were surprised to see the Company put a positive  `spin' on its fiscal 2007  earnings by  stating  that  $22.6  million  was "at the high end of our  range of  $17-23 million" in an investor presentation filed with the SEC on November 1, 2007.

  WE QUESTION WHETHER MANAGEMENT AND THE BOARD KNOW THE RIGHT STEPS TO TAKE TO
                         FIX THE NORTH AMERICAN SEGMENT.

      Having  repeatedly  failed at  returning  the North  American  segment  to profitability through capacity and other cost reductions,  we are puzzled by the
Board's  recent  decision  to spend  $24  million  to now  significantly  expand capacity. In our opinion, not only is the capacity expansion strategy inherently more risky,  but this  management  team has also  proven that it cannot  deliver profits on the larger manufacturing capacity base.

           WHILE MANAGEMENT SEEMS SATISFIED WITH RESULTS, WE ARE NOT.

On the fourth quarter 2007 earnings call  Schulman's  CEO, Terry Haines,  seemed encouraged by results:

      "...But  in  general  I would  say that WE WERE  PLEASED  WITH THE  FOURTH
      QUARTER  RESULTS.  It was a pretty decent finish to what was a very,  very difficult fiscal year,  starting out with very weak demand and margins and issues that  throughout  the year that we made  sequential  improvement in performance  quarter-to-quarter for the year as we moved through it. So it was a decent close,  somewhat what we expected.  OUR EUROPEAN BUSINESS WAS
      RELATIVELY  STRONG IN THE  FOURTH  QUARTER.  Typically  stronger  maybe in volume  than  we've seen in past  years.  We  certainly  have a concern on whether  the markets in Europe are going to remain at levels we see today, but in general  WE'RE  PRETTY  PLEASED  WITH THE OVERALL  PERFORMANCE  FOR
      EUROPE and hoping that that demand continues  through our new fiscal year.

--------------
(1) Source: Thomson StreetEvents.
(2) Source: Thomson ONE.

                                      -7-

      In North  America,  of corse,  we're seeing the weak demand in automotive and construction.  Manufacturing  in general is at a weak level,  BUT WE HAD GOOD
      PERFORMANCE NUMBERS, I THINK, IN NORTH AMERICA because of the programs we put in for cost  cutting  and going to have to do some  detail to that as we move through our report here." (1) (emphasis added)

      Why are  declining  margins in Europe and  continued  losses in North America viewed positively by management?

   WE BELIEVE THAT SCHULMAN'S POOR OPERATING PERFORMANCE IS NOT AN INDUSTRY-WIDE
                                      PROBLEM.

      In  the  last  decade,   Schulman's   three  public  company  peers,   ICO
Corporation,  PolyOne Corporation and Spartech Corporation have grown net income at a compounded annual growth rate (CAGR) of approximately 12.3%, 6.5% and 3.4%, respectively.(3),  (4) By way of  comparison,  Schulman's  ten-year  net  income compounded annual growth rate is negative 7.6%.

      In North America,  ICO's Bayshore  Industrial  segment,  Spartech's Color and
Specialty Compound segment and PolyOne's All Other segment are all profitable, with last twelve month (LTM) operating  margins of 16.1%,  6.1% and 1.6%,  respectively, while Schulman's North American  business is grossly  underperforming,  reporting a loss of $19.1 million, which translates to an operating margin of negative 4.0%(5).

 WHILE BOTH MANAGEMENT AND THE BOARD HAVE HIGH EXPECTATIONS FOR THE SUCCESS OF THE
 INVISION PRODUCT, WE ARE NOT CONVINCED THAT THE POTENTIAL SUCCESS OF THIS PRODUCT
    IS ADEQUATE JUSTIFICATION FOR THE COMPANY TO REMAIN A STAND-ALONE ENTITY.

      Although  Invision  was launched  with high hopes in 2005,  Schulman has been able to sign up only two  customers  to date.  Even if  management  meets its sales target of $10 million for the 2008 fiscal year,  Invision would represent less than
0.6% of fiscal  year 2007 sales and based on  management  projections  would  still generate a $4.4 million loss. In our opinion,  the market acceptance of Invision is uncertain, and therefore we don't believe that the potential success of Invision is a good reason for Schulman to remain a stand-alone entity.

      IN OUR VIEW, BOTH MANAGEMENT AND THE BOARD HAVE HAD AMPLE OPPORTUNITY TO
            ADDRESS THE COMPANY'S KEY STRATEGIC AND OPERATIONAL ISSUES.

      Terry  Haines has been the CEO of  Schulman  since  1991.  Five out of twelve directors have been on the Board since at least 1995, two additional directors have been on the Board since 2000, and one has been on the Board since 2003.  Over their tenure, Terry Haines and these directors, which constitute a majority of the Board,

----------

(1) Source: Thomson StreetEvents.
(3) Source: Public company filings.
(4) Numbers  are  Ramius  Group  estimates  and are pro-forma for  non-recurring charges.
(5) Numbers are as reported in public company filings.

                                        -8-

have overseen a precipitous decline in operating performance.  Even after facing two proxy  contests and the  establishment  of a special  committee of the Board responsible  for  overseeing  the  creation  and/or  completion  of  a  detailed operating  budget and  business  plan to improve the  Company's  operations  and profitability  under the October 2006  settlement  agreement  with the Barington
Group the operating performance has continued to deteriorate.

      IN OUR OPINION,  THE  COMPANY'S  POOR  PERFORMANCE,  WHICH SPANS A DECADE,
REQUIRES  A CHANGE IN  STRATEGY.  Accordingly,  we think  that the Board  should pursue a sale of the Company and believe  that a sale of the Company is the best way to maximize stockholder value.

   WE BELIEVE THE RAMIUS NOMINEES HAVE THE EXPERIENCE NECESSARY TO OVERSEE AN
                      EFFORT TO MAXIMIZE STOCKHOLDER VALUE.

      The Ramius Group, as a significant  stockholder of Schulman,  has a vested financial  interest  in the  maximization  of the  value  of  your  shares.  Our interests  are  aligned  with the  interests  of all  stockholders.  The  Ramius
Nominees have extensive experience in the chemicals and plastics industries,  as further discussed in their biographical extracts below. If elected to the Board, the Ramius Nominees will endeavor to use their experience to oversee the Company with a goal of implementing  the strategic and operational  changes  espoused by the Ramius Group, as well as exploring any other viable alternatives to maximize stockholder  value.  There can be no assurance that these goals will be achieved if the Ramius Nominees are elected.

      The Ramius Nominees,  if elected,  will represent a minority of the Board.
If elected,  the Ramius  Nominees  will,  subject to their  fiduciary  duties as directors,  work with the other  members of the Board to take  those  steps that they deem are  necessary  to maximize  stockholder  value.  Although  the Ramius
Nominees will not be able to adopt any measures  without the support of at least some  members of the current  Board,  we believe that the election of the Ramius
Nominees  will send a strong  message to the Board that  changing the  strategic direction of the Company's business is required in order to unlock the Company's intrinsic value.

      SCHULMAN HAS MAINTAINED SUB-STANDARD CORPORATE GOVERNANCE PRACTICES.

      The Ramius Group  believes that  Schulman has  maintained  poor  corporate governance practices that inhibit the accountability of management and directors to the  stockholders.  The following are examples of the sub-standard  corporate governance practices of Schulman:

SEPARATION OF THE ROLE OF           Consolidation of power in combining the
CHAIRMAN OF THE BOARD,              position of Chairman, President and Chief
PRESIDENT AND CHIEF EXECUTIVE       Executive Officer.
OFFICER:

STAGGERED BOARD:                    For years, Schulman has maintained a
                                    "staggered" or classified board -- a policy
                                    that a 2002 study by Harvard University
                                    professors, Lucian Bebchuk, John Coates and
                                    Guhan Subramainian found nearly doubles the

                                      -9-

                                    likelihood of a company remaining
                                    independent and typically results in an 8%
                                    to 10% loss of value in companies targeted
                                    for acquisition by an uninvited suitor.

SUPERMAJORITY VOTING                A supermajority vote is required for
PROVISIONS:                         stockholders to amend certain provisions of
                                    the Company's Amended and Restated
                                    Certificate of Incorporation and Amended and
                                    Restated Bylaws, including rescinding the
                                    classified Board.

INABILITY TO CALL SPECIAL           Stockholders are prohibited from calling
MEETINGS OF STOCKHOLDERS:           Special Meetings of stockholders.

NO WRITTEN CONSENT:                 Stockholders are prohibited from taking
                                    action by written consent.

      Governance  provisions  such as these are contrary to the  guidelines  for corporate  governance best practices issued by leading  advocates of stockholder democracy,  such as Institutional  Shareholder Services (ISS) and Glass, Lewis &
Co. ISS, for example, in its 2007 proxy guidelines, recommends against proposals to  classify a  company's  board of  directors.  Furthermore,  commentators  and corporate  governance  experts  disagree  on the  propriety  and utility of such governance  provisions.  What these  provisions do provide,  in our opinion,  is insulation  to the  incumbent  Board and few avenues for change to  stockholders dissatisfied with the status quo.

      Additionally,  we were surprised to learn that after Robert Stefanko,  the
Company's former  Chairman,  retired in April 2006, the Board elected Mr. Haines as Chairman  rather than  appoint an  independent  Chairman as most  independent proxy  advisory  firms and  corporate  governance  advocacy  groups  would  have strongly recommended.

      In its November 1, 2007 investor presentation to stockholders, the Company takes credit for having  "implemented  numerous corporate  governance policy and practice  improvements."  We  assume  the  "improvements"  that the  Company  is referring to include the redemption of its "poison pill," the establishment of a
"lead  independent  director" and putting to a stockholder  vote an amendment to the Company's  certificate of incorporation that removed a supermajority  voting provision relating to certain business  combinations and other transactions.  We believe it is disingenuous  for the Company to tout these  corporate  governance reforms that came about only in the face of proxy contests, especially since the
Company was required to implement each of these reforms pursuant to the terms of settlement agreements with the Barington Group.

      In the event that the Board  attempts to use new bylaws or amended  bylaws to prevent the stockholders,  including the Ramius Group, from accomplishing the objectives described in this Proxy Statement,  the Ramius Nominees,  if elected, will seek to work with the other  Board  members  to repeal  any new or  amended bylaws having such an effect,  to the extent that the Ramius Nominees  determine that such new or amended  bylaws are not  aligned  with the  stockholders'  best interests.

                                      -10-

      The  following  is a  chronology  of  events  leading  up  to  this  proxy solicitation:

      o  On April 2, 2007,  the members of the Ramius Group  (excluding  Messrs.
         Mitchell,  Caporale  and  Meyer)  filed  with  the SEC a  statement  on
         Schedule  13D  disclosing  that (i) such  members of the  Ramius  Group ceased to be members of a Section 13(d)  reporting group with Barington
         Investments,  L.P.,  RJG Capital  Partners,  L.P.,  D.B.  Zwirn Special
         Opportunities Fund, L.P. and certain of their respective affiliates and
         (ii) that as of March 30, 2007,  the members of the Ramius Group ceased to be the collective  beneficial  owners of 5% or more of the Company's
         Shares and, as such,  would no longer be filing  statements on Schedule
         13D.

      o  On May 31, 2007,  certain  representatives  of Ramius  Capital met with
         Terry Haines and other members of the management  team at the Company's
         Invision facility to get an introduction to the Invision product,  tour the Invision manufacturing facility and to discuss the general business trends and the overall strategic direction of the Company.

      o  On July 5, 2007,  Starboard  Value  delivered a letter to the Corporate
         Secretary  of  Schulman  submitting,  pursuant  to  Rule  14a-8  of the
         Securities  Exchange Act of 1934, as amended (the  "Exchange  Act"),  a proposal  recommending  that the  Board  immediately  set up a  special committee consisting solely of independent  directors that would engage the  services of a  nationally  recognized  investment  banking firm to evaluate alternatives that would maximize stockholder value, including, but not limited to, a sale of the North American business,  a merger or an outright sale of the Company (the "14a-8 Proposal").

      o  On July 31, 2007,  the Company  confirmed  to  Starboard  Value that it intended to include the 14a-8 Proposal in the Company's proxy statement for the Annual Meeting.

      o  On October  3,  2007,  Starboard  delivered  a letter to the  Corporate
         Secretary of Schulman in accordance  with the Company's  advance notice bylaw  provision  nominating  Michael  Caporale,  Jr., Lee Meyer,  Mark
         Mitchell, and Jeffrey Solomon as Class III Nominees for election to the
         Board at the Annual Meeting (the "Nomination Letter").

      o  On October 22, 2007, the members of the Ramius Group filed with the SEC a statement on Schedule 13D disclosing  that such members of the Ramius
         Group had acquired in excess of 5% of the Shares.
      o  On October 25, 2007, certain representatives of Ramius Capital met with certain  representatives  of Barington Capital Group, L.P.  ("Barington
         Capital"),  including James Mitarotonda,  to discuss issues relating to the Annual Meeting.

      o  On  November  16,  2007,  the  Company  announced  that  it  reached  a settlement agreement with a group of investors led by Barington Capital
         in   connection   with  the  Annual   Meeting  (the  "2007   Settlement
         Agreement").  Pursuant to the terms of the 2007  Settlement  Agreement, the  Company  agreed (i) to announce  that Terry  Haines will retire by
         March 1, 2008 as the  Company's  Chairman of the Board,  President  and
         Chief  Executive  Officer and that the Company  will  commence a search process to identify his successor by such time,  (ii) to form a special committee of the Schulman  Board, to include the CEO of the Company and
         James Mitarotonda along with other directors, to consider all strategic alternatives  available to the Company to maximize  stockholder  value, including, without limitation, a strategic acquisition,  merger or sale of the Company,  (iii) to increase to five million the number of shares
         authorized  to  be  repurchased   under  the  Company's  current  share
         repurchase program and (iv) to include James Mitarotonda as part of the
         Company's  four-person slate for election at the Annual Meeting,  which will also include  Terry  Haines,  James Karman and an  additional  new director recommended by Barington Capital who is reasonably  acceptable to the Company.  The Company also stated that it intends to  repurchase at least two million shares under the share  repurchase  program in the fiscal year ending August 31, 2008,  subject to market  conditions  and compliance with applicable laws.

      o  On November 20, 2007,  counsel to the Company  informed  counsel to the
         Ramius Group that based on the 2007 Settlement  Agreement,  it would be sending a revised draft opposition  statement to the 14a-8 Proposal and requested  that the Ramius Group agree to waive the  provisions of Rule
         14a-8 under the  Exchange  Act that  requires  the Company to provide a copy of its  opposition  statement to a  shareholder  proposal no later than 30 calendar  days before it files  definitive  copies of its proxy statement.

      o  On November 26, 2007, counsel to the Ramius Group delivered a letter to counsel to the Company to inform Company  counsel that the Ramius Group will not waive the  30-day  requirement  under  Rule 14a-8 and that the
         Ramius Group  therefore  expects the Company not to file its definitive proxy statement earlier than December 21, 2007.

      o  On  November  29,  2007,  the  Ramius  Group  issued  a  press  release reiterating the Ramius Group's commitment to seeking  representation on the Board at the Annual Meeting.

      o  On  December  6, 2007,  the Ramius  Group  issued an open letter to the stockholders of the Company in which it questions  whether the Board is truly and fully committed to maximizing  stockholder value based on its historical  failure  to  carry  out its  stated  goals  under  previous settlement  agreements with Barington Capital Group. In the letter, the
         Ramius  Group  cites  numerous  failures  by  the  Board  to  meet  its contractual  obligations  under  its two prior  stockholder  settlement agreements and noted that  Schulman's  operating  performance has still not improved despite the settlements of two prior consecutive contested elections.

      o  On  December  __,  2007,  Starboard  delivered  a letter to the Company withdrawing  Messrs.  Mitchell  and  Solomon as director  nominees  for election at the Annual Meeting.

                                      -11-

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

      The Ramius Group is seeking  your  support at the Annual  Meeting to elect the Ramius Nominees in opposition to Schulman's director nominees.  The Board is currently  composed of twelve  directors  divided into three  classes,  Class I,
Class II and Class III. The Ramius Group  believes the four Class III directors'
terms  expire at the Annual  Meeting.  We are seeking your support at the Annual
Meeting to elect the Ramius  Nominees in opposition to two of the Schulman Class
III  director  nominees.  Your vote to elect the Ramius  Nominees  will have the legal effect of replacing two directors of the Company with the Ramius Nominees.
If elected,  the Ramius Nominees will represent a minority of the members of the
Board.

THE RAMIUS NOMINEES

      The Ramius Group has  nominated  two highly  qualified  nominees,  each of whom, if elected,  will exercise his independent judgment in accordance with his fiduciary  duties as a director in all matters  that come before the Board.  The
Ramius  Nominees are  independent of the Company in accordance  with the SEC and
Nasdaq Stock Market rules on board independence and would seek to maximize value for all  stockholders.  If  elected,  and subject to their  fiduciary  duties as directors,  the Ramius  Nominees  would have the  ability to work with the other members  of the  Board to take  those  steps  that they  deem are  necessary  or advisable to unlock the Company's intrinsic value.

      Set forth below are the name, age,  business  address,  present  principal occupation,  and employment and material  occupations,  positions,  offices,  or employments  for the  past  five  years  of each of the  Ramius  Nominees.  This information has been furnished to the Ramius Group by the Ramius  Nominees.  The
Ramius  Nominees  are  citizens  of the  United  States of  America.  The Ramius
Nominees  have been  nominated  by Starboard in  accordance  with the  Company's advance notice bylaw provision.

      MICHAEL  CAPORALE,  JR.  (AGE 56)  served as  President,  Chief  Executive
Officer and a director of Associated  Materials,  Inc., a leading North American manufacturer and distributor of exterior building  products ("AMI"),  from April
2002  until June 2006 and as  Chairman  of the Board of AMI from  December  2004 until  December  2006. Mr.  Caporale also served as President,  Chief  Executive
Officer and a director of Associated  Materials Holdings Inc., the direct parent of AMI  ("Holdings"),  from April 2002 until June 2006, and as President,  Chief
Executive  Officer and a director of AMH  Holdings,  Inc.,  the direct parent of
Holdings ("AMH"),  from March 2004 until June 2006. In December 2004, AMH sold a
50% equity  interest in AMH to  affiliates  of  Investcorp  S.A. From 2000 until
April 2002,  Mr.  Caporale  served as President and Chief  Executive  Officer of
AMI's Alside division. In April 2002, AMI was transitioned from a public company to private  ownership  following  the  completion  of a $436 million cash tender offer by Harvest  Partners,  a private  equity firm.  Prior to joining AMI, from
1995 through 2000,  Mr.  Caporale  served as President of Great Lakes Window,  a division of Ply Gem Industries,  Inc., a building  products  manufacturer  ("Ply
Gem"). From 1992 through 1995, Mr. Caporale served as Vice President, Operations of Enerpac,  a division of Applied  Power,  Inc.,  where he  developed  logistic systems for the U.S.,  Asia and Europe  markets.  Mr.  Caporale began his career

                                      -12-

with General  Electric,  Inc.  ("GE") where he spent  seventeen years in various operating  positions in GE's Appliance,  Jet Engine and Transformer  businesses.
Mr. Caporale  received a B.S. in Civil  Engineering and an M.B.A.  from Syracuse
University.  The  principal  business  address of Mr.  Caporale is 3668 Shetland
Trail,  Richfield,  Ohio 44286. As of the date hereof, Mr. Caporale does not own any  securities  of  Schulman  nor has he made  any  purchases  or  sales of any securities of Schulman during the past two years.

      LEE MEYER (AGE 58) served as President and Chief Executive  Officer of Ply
Gem from  January  2002 to  October  2006.  Mr.  Meyer  previously  had been the
President  of Variform,  Inc.  ("Variform"),  Ply Gem's  Siding and  Accessories
business, since 1998. Mr. Meyer joined Variform in 1993 as the Vice President of
Manufacturing,  and served as Vice President of Operations from 1994 to 1996 and as Senior Vice President and General Manager from 1996 to 1998. Prior to joining
Variform, Mr. Meyer held positions at GE Plastics, Borg Warner Chemicals and the
Chemicals  Division of Quaker Oats. Mr. Meyer served as a member of the Board of
Directors  of PW Eagle,  Inc.,  a  polyvinyl  chloride  (PVC) pipe and  fittings manufacturer,  from May 2006 until its acquisition by J-M Manufacturing Company,
Inc. in June 2007.  Mr.  Meyer has been a member of the Vinyl  Siding  Institute
("VSI") since 1994, and is currently a member of VSI's Board of Directors and is
the  Chairman  of  VSI's  Certification  Oversight  Committee,   which  oversees
voluntary minimum standards for vinyl siding products. Mr. Meyer received a B.S.
in  Chemical  Engineering  and an  M.B.A.  in  Finance  and  Economics  from the
University of Nebraska.  Mr. Meyer is also a Registered  Professional  Engineer.
The  principal  business  address  of Mr.  Meyer is 208 Shawna  Drive,  Kearney,
Missouri 64060. As of the date hereof,  Mr. Meyer does not own any securities of
Schulman nor has he made any  purchases or sales of any  securities  of Schulman during the past two years.

                                      -13-

      None of the Ramius  Nominees  currently  has any  conflicts of interest in serving on the Board as a result of his prior  business  relationships.  Each of the Ramius Nominees, if elected, intends to act in accordance with his fiduciary duty and recuse himself from voting should any conflict of interest arise in the future.

      RCG Starboard  Advisors,  a subsidiary of Ramius  Capital,  and the Ramius
Nominees,  Mr. Meyer and Mr.  Carporale,  Jr.,  have  entered into  compensation letter agreements (the "Compensation Letter Agreements")  regarding compensation to be paid to such Ramius  Nominees for their agreement to be named and to serve as a Ramius  Nominee  and for their  services  as a  director  of  Schulman,  if elected.  Pursuant to the terms of the Compensation  Letter Agreements,  Messrs.
Meyer and Caporale, Jr. received $5,000 in cash from RCG Starboard Advisors as a result of the  submission  of the  Nomination  Letter to the  Company.  Upon the
Ramius Group's filing of a definitive proxy statement with the SEC relating to a solicitation of proxies in favor of each nominee's election as a director at the
Annual  Meeting,  RCG Starboard  Advisors has agreed to allow Messrs.  Meyer and
Caporale,  Jr. to receive a profit participation with respect to the sale by RCG
Starboard  Advisors or one of its  affiliates  of the last $20,000  worth of the
Company's  shares  (the  "Participation   Shares")  beneficially  owned  by  RCG
Starboard  Advisors or one of its affiliates to a third party  unaffiliated with any member of the Ramius Group. The number of Participation Shares is determined by dividing  $20,000 by the closing price of the  Company's  common stock on the date of the  definitive  proxy  filing by the Ramius  Group.  Messrs.  Meyer and
Caporale,  Jr. will receive a cash payment equal to the amount, if any, by which
the  proceeds  received  by  RCG  Starboard   Advisors  from  the  sale  of  the
Participation  Shares  exceeds  $20,000 in the  aggregate.  For example,  if the
Company's  stock  price  increases  by 100% from the date of the Ramius  Group's definitive  proxy  filing to the date the Ramius  Group sells its final  shares, each of Messrs.  Meyer and  Caporale,  Jr.  will earn  $20,000  pursuant  to the
Compensation  Letter  Agreements.  Under  the terms of the  Compensation  Letter
Agreements, Messrs. Meyer's and Caporale, Jr.'s right to receive such contingent payment  does not entitle  Messrs.  Meyer and  Caporale,  Jr. to any rights as a stockholder of the Company, including,  without limitation, any voting rights or disposition rights with respect to the Participation Shares.

      RCG Starboard  Advisors  entered into the Compensation  Letter  Agreements with Messrs. Meyer and Caporale, Jr. in order to compensate them for agreeing to be nominees of the Ramius  Group and  participating  in this  solicitation.  The
Ramius Group believes that the amount Messrs.  Meyer and Caporale,  Jr. stand to earn  pursuant  to  the  Compensation  Letter  Agreements  is not  material  and therefore  does not create a conflict  of  interest  in the  consideration  of a business combination transaction or otherwise affect their ability to act in the best interests of all shareholders.

      Ramius  Capital  and  certain  of its  affiliates  have  signed  a  letter agreement  pursuant to which they agree to indemnify the Ramius Nominees against claims arising from the solicitation of proxies from Schulman's  stockholders in connection with the Annual Meeting and any related  transactions.  Other than as stated herein,  there are no arrangements or  understandings  between members of the Ramius  Group and any of the Ramius  Nominees or any other person or persons

                                      -14-

pursuant to which the nomination of the Ramius Nominees  described  herein is to be made,  other than the  consent by each of the Ramius  Nominees to be named in this Proxy  Statement  and to serve as a director of Schulman if elected as such at the  Annual  Meeting.  None of the  Ramius  Nominees  are a party  adverse to
Schulman  or any of its  subsidiaries  or has a  material  interest  adverse  to
Schulman or any of its subsidiaries in any material pending legal proceedings.

      The Ramius Group does not expect that the Ramius  Nominees  will be unable to stand for  election,  but, in the event that such persons are unable to serve or, for good cause, will not serve, the Shares  represented by the enclosed GOLD proxy  card  will be voted  for  substitute  nominees.  In  addition,  Starboard reserves the right to nominate substitute persons if Schulman makes or announces any changes to its Amended and Restated  Bylaws or takes or announces  any other action that has, or if consummated  would have, the effect of disqualifying  the
Ramius Nominees. In any such case, Shares represented by the enclosed GOLD proxy card will be voted for such substitute nominees. Starboard reserves the right to nominate  additional  persons if Schulman  increases the size of the Board above its existing size or increases the number of directors whose terms expire at the
Annual Meeting.  Additional  nominations made pursuant to the preceding sentence are without  prejudice to the position of Starboard that any attempt to increase the size of the current Board or to  reconstitute  or reconfigure the classes on which the current  directors serve  constitutes an unlawful  manipulation of the
Company's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION OF THE RAMIUS  NOMINEES ON THE  ENCLOSED
GOLD PROXY CARD.

                                      -15-

                                 PROPOSAL NO. 2

  STARBOARD VALUE'S PROPOSAL THAT THE BOARD IMMEDIATELY ENGAGE THE SERVICES OF
                           AN INVESTMENT BANKING FIRM

      On July 5, 2007, Starboard Value delivered a letter to Schulman submitting a proposal for inclusion in the Company's  proxy statement at the Annual Meeting pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended.

      In accordance  with Rule 14a-8,  Starboard Value submitted to Schulman the following  resolution  and  supporting  statement  that  Schulman  will  also be required to include in its proxy statement for approval at the Annual Meeting:

RESOLUTION

      RESOLVED,  that the stockholders of A. Schulman,  Inc. hereby request that the Board of Directors  immediately set up a special committee  consisting solely of  independent  directors  that  would  engage the  services  of a nationally  recognized  investment  banking  firm  to  evaluate  strategic alternatives that would maximize  stockholder  value,  including,  but not limited  to, a sale of the  North  American  business,  or a merger  or an outright sale of the Company.

SUPPORTING STATEMENT:

This proposal provides  stockholders with the opportunity to advise the Board of
Directors of their  concerns  regarding  Schulman's  strategic  direction and to express their desire to realize the full value of their  investment in Schulman.
As an owner,  together with our affiliates,  of approximately 3.0% of Schulman's common  shares  outstanding,  we believe  that in order to maximize  stockholder value the North American business or the Company should be sold.

In our view, the Company is significantly  undervalued due to steadily declining gross profit and operating  margins,  which  represent  management's  failure to proactively rationalize  manufacturing capacity and reduce operating expenses in light of changing industry dynamics.  We believe  management's focus on top line growth at the expense of maximizing  return on invested capital has weakened the
Company's competitive position.

The recent  operating  performance  provides  little hope for improvement in the status quo.  Since fiscal year 2003,  despite  recording  restructuring  charges totaling  approximately  $8.2M in four of the last five fiscal years,  the North
American segment has remained  unprofitable,  generating a cumulative  operating loss of  approximately  $63.1M,  including  $18.9M in the first  nine  months of fiscal 2007.

We do not believe this is an industry  problem.  In the last decade,  Schulman's two  closest  public  company  peers,  Spartech  Corporation  (SEH) and  PolyOne

                                      -16-

Corporation  (POL),  have grown net income at a compounded annual growth rate of approximately 7.0% and 15.3%, respectively(6).  By way of comparison, Schulman's ten-year net income compounded annual growth rate is negative 7.9%.

This performance,  spanning a decade,  necessitates a change in strategy. In our opinion,  Schulman has a portfolio of valuable  assets,  the intrinsic  value of which is not reflected in the current  market value.  Given  management's  track record,  we do not believe the current  management  is capable of executing  the necessary changes in strategy to realize the full value of the Company's assets.

Given the Board of  Directors'  fiduciary  obligation  to  maximize  stockholder value,  we believe  that a sale of the North  American  business,  or the entire
Company,  is in the best  interest  of  stockholders  at this  time.  While  the adoption of this proposal will not legally bind the Board of Directors, we trust that given their  fiduciary  responsibilities,  the  Directors  will honor their stockholders' request.

      IF YOU BELIEVE THE COMPANY SHOULD  IMMEDIATELY  EXPLORE  OPPORTUNITIES  TO
MAXIMIZE THE VALUE OF YOUR SHARES, PLEASE VOTE FOR THIS PROPOSAL.

-------------
(6) Source: Public company documents. Net income numbers are as reported in
    Company's public filings.

                                      -17-

                                 PROPOSAL NO. 3

              COMPANY PROPOSAL TO RATIFY APPOINTMENT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

      As discussed in further detail in the Company's proxy statement, the Audit
Committee  of  the  Board  has  selected   PricewaterhouseCoopers   LLP  as  its
independent  registered  public  accountant  to examine  the books,  records and accounts of the Company and its  subsidiaries  for the fiscal year ending August
31, 2008. The Audit Committee and the Board each  recommends  that  stockholders ratify such selection.

      We make no  recommendation  as to the  ratification  of the appointment of
PricewaterhouseCoopers  LLP  as  independent  registered  public  accountant  to examine the books,  records and accounts of the Company and its subsidiaries for the fiscal year ending August 31, 2008.

      We are not aware of any other  proposals  to be brought  before the Annual
Meeting.  However, we intend to bring before the Annual Meeting such business as may be appropriate,  including without limitation  nominating additional persons for directorships,  or making any proposals as may be appropriate to address any action of the  Board  not  publicly  disclosed  prior to the date of this  proxy statement.  Should other  proposals be brought  before the Annual  Meeting,  the persons  named as  proxies  in the  enclosed  GOLD  proxy card will vote on such matters in their discretion.

                                      -18-

VOTING AND PROXY PROCEDURES

      Only  stockholders of record on the Record Date will be entitled to notice of and to vote at the  Annual  Meeting.  Each  Share is  entitled  to one  vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly  available  information,  the  Ramius  Group  believes  that  the  only outstanding  class of  securities  of  Schulman  entitled  to vote at the Annual
Meeting is the Shares.

      Shares  represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions,  will be  voted  FOR  the  election  of the  Ramius  Nominees  to the  Board,  FOR the candidates  who have been  nominated  by the Company  other than  _________  and
________,  FOR the Ramius  Proposal,  FOR the ratification of the appointment of
PricewaterhouseCoopers  LLP  as  independent  registered  public  accountant  to examine the books,  records and accounts of the Company and its subsidiaries for the fiscal year ending  August 31, 2008,  and in the  discretion  of the persons named as proxies on all other  matters as may  properly  come  before the Annual
Meeting.

      According to the Company's  proxy  statement for the Annual  Meeting,  the
Board  intends to nominate  four  candidates  for  election as  directors at the
Annual Meeting. This Proxy Statement is soliciting proxies to elect not only the
Ramius Nominees,  but also the candidates who have been nominated by the Company other than ________ and ________.  This gives  stockholders who wish to vote for the  Ramius  Nominees  and  such  other  persons  the  ability  to do so.  Under applicable  proxy rules we are required  either to solicit  proxies only for the
Ramius  Nominees,  which could result in limiting the ability of stockholders to fully exercise their voting rights with respect to the Company's nominees, or to solicit  for  the  Ramius  Nominees  and for  fewer  than  all of the  Company's nominees,  which  enables  a  stockholder  who  desires  to vote for the  Ramius
Nominees  to also  vote for  those  of the  Company's  nominees  for whom we are soliciting proxies.  The names,  backgrounds and qualifications of the Company's nominees,  and other information about them, can be found in the Company's proxy statement.  There is no assurance that any of the Company's  nominees will serve as directors if our Nominees are elected.

QUORUM

      According to the Company's  proxy  statement,  the required quorum for the transaction of business at the Annual Meeting will be at least 13,977,271 Shares represented in person or by proxy.

VOTES REQUIRED FOR APPROVAL

      VOTE REQUIRED FOR THE ELECTION OF DIRECTORS.  The election of the director nominees  requires  the  favorable  vote of a plurality of all votes cast by the holders of Shares at a meeting at which a quorum is  present.  Broker  non-votes and proxies marked "Withhold  Authority" will not be counted toward the election of directors or toward the election of individual nominees specified in the form of proxy and, thus, will have no effect other than that they will be counted for establishing  a quorum.  A  stockholder  may cast votes for the Ramius  Nominees either by so  marking  the ballot at the Annual  Meeting or by  specific  voting instructions  sent with a signed  proxy to either  the  Ramius  Group in care of
Innisfree  M&A  Incorporated  at the address set forth on the back cover of this
Proxy Statement or to Schulman at 3550 West Market Street, Akron, Ohio 44333, or
any other address provided by Schulman.

      VOTE REQUIRED FOR APPROVAL OF THE RAMIUS PROPOSAL.  For ratification,  the
Ramius Proposal will require the  affirmative  vote of the holders of a majority of the Shares  represented at the Annual Meeting in person or by proxy. Votes on the  ratification of the Ramius Proposal marked  "abstain" and broker  non-votes

                                      -19-

will not be counted as votes cast,  but will count toward the  determination  of the  presence  of a quorum and have the same  effect as votes cast  against  the
Ramius Proposal.

      VOTE   REQUIRED   FOR   THE    RATIFICATION    OF   THE   APPOINTMENT   OF
PRICEWATERHOUSECOOPERS  LLP. For  ratification,  this  proposal will require the affirmative  vote of the holders of a majority of the Shares  represented at the
Annual  Meeting  in  person  or  by  proxy.   Votes  on  the   ratification   of
PricewaterhouseCoopers  LLP marked  "abstain" and broker  non-votes  will not be counted as votes cast, but will count toward the  determination  of the presence of a quorum and have the same effect as votes cast against the proposal.

DISCRETIONARY VOTING

      Shares  held in  "street  name" and held of record  by banks,  brokers  or nominees  may not be  voted  by such  banks,  brokers  or  nominees  unless  the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

      A proxy may be revoked at any time before a vote is taken or the authority granted is otherwise exercised.  Revocation may be accomplished by the execution of a later dated proxy,  or a later  casted  Internet or  telephone  vote,  with regard to the same shares or by giving notice in writing or in open meeting. The delivery  of a  subsequently  dated  proxy  which  is  properly  completed  will constitute a revocation of any earlier  proxy.  The  revocation may be delivered either to the Ramius Group in care of Innisfree M&A  Incorporated at the address set forth on the back cover of this Proxy  Statement or to Schulman at 3550 West
Market Street,  Akron,  Ohio 44333,  or any other address  provided by Schulman.
Although a revocation  is  effective if delivered to Schulman,  the Ramius Group requests that either the original or  photostatic  copies of all  revocations be mailed to the Ramius Group in care of Innisfree M&A  Incorporated at the address set forth on the back cover of this  Proxy  Statement  so that the Ramius  Group will be aware of all revocations  and can more accurately  determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented  thereby.  Additionally,  Innisfree M&A
Incorporated may use this  information to contact  stockholders who have revoked their  proxies in order to solicit  later dated  proxies for the election of the
Ramius Nominees.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE RAMIUS  NOMINEES TO THE BOARD,  FOR
THE  RAMIUS   PROPOSAL  OR  FOR  THE   RATIFICATION   OF  THE   APPOINTMENT   OF
PRICEWATERHOUSECOOPERS  LLP,  PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED
GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by the Ramius  Group.  Proxies may be solicited by mail,  facsimile,  telephone, telegraph, Internet, in person and by advertisements.

                                      -20-

      Starboard has entered into an agreement  with  Innisfree M&A  Incorporated for solicitation and advisory services in connection with this solicitation, for which  Innisfree  M&A  Incorporated  will receive a fee not to exceed  $150,000, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified  against  certain  liabilities  and expenses,  including  certain liabilities under the federal  securities laws.  Innisfree M&A Incorporated will solicit  proxies  from  individuals,  brokers,  banks,  bank  nominees and other institutional holders. Starboard has requested banks, brokerage houses and other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the  beneficial  owners  of the  Shares  they  hold of  record.  Starboard  will reimburse these record holders for their reasonable out-of-pocket expenses in so
doing.  It  is  anticipated   that  Innisfree  M&A   Incorporated   will  employ
approximately  65  persons  to solicit  Schulman's  stockholders  for the Annual
Meeting.

      The entire  expense  of  soliciting  proxies is being  borne by the Ramius
Group.  Costs of this  solicitation  of proxies are  currently  estimated  to be approximately  $250,000.00.  The Ramius  Group  estimates  that through the date hereof its  expenses in  connection  with this  solicitation  are  approximately
$100,000.00.

                       ADDITIONAL PARTICIPANT INFORMATION

      The Ramius  Nominees,  the other  members of the Ramius  Group and Messrs.
Mitchell and  Ruzhitsky are  participants  in this  solicitation.  The principal business  of each of  Starboard,  Starboard  Value and  Parche is  serving  as a private investment fund. Each of Starboard,  Starboard Value and Parche has been formed for the purpose of making equity investments and taking an active role in the management of portfolio companies in order to enhance stockholder value. The principal  business of RCG Starboard Advisors is acting as investment manager of
Starboard  and managing  member of  Starboard  Value and Parche.  The  principal business of RCG Enterprise is serving as a private  investment fund. Parche is a subsidiary of RCG Enterprise.  Ramius Capital is engaged in money management and investment  advisory  services for third parties and proprietary  accounts.  C4S serves as managing member of Ramius Capital.  Mr. Cohen, Mr. Strauss,  Mr. Stark
and Mr. Solomon serve as co-managing  members of C4S. Mr.  Mitchell  serves as a partner of Ramius Capital and Mr. Ruzhitsky serves as a Vice President of Ramius
Capital.

      The address of the principal  office of each of Starboard  Value,  Parche,
RCG Starboard Advisors,  Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss,
Mr. Solomon,  Mr. Mitchell and Mr.  Ruzhitsky is 666 Third Avenue,  26th Floor, New
York, New York 10017.  The address of the principal  office of Starboard and RCG
Enterprise  is c/o Citco  Fund  Services  (Cayman  Islands)  Limited,  Corporate
Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

      As of  the  date  hereof,  Starboard  beneficially  owns  998,073  Shares,
Starboard Value  beneficially  owns 736,984 Shares and Parche  beneficially owns
327,738 Shares. As of the date hereof, RCG Starboard Advisors (as the investment manager of  Starboard  and the managing  member of each of  Starboard  Value and
Parche) is deemed to be the  beneficial  owner of the  998,073  Shares  owned by
Starboard,  the 736,984  Shares owned by Starboard  Value and the 327,738 Shares owned by Parche. As of the date hereof, RCG Enterprise (as the sole non-managing member of Parche  and owner of all  economic  interests  therein)  is deemed the beneficial  owner of the 327,738 Shares owned by Parche.  As of the date hereof,
Ramius Capital (as the sole member of RCG

                                      -21-

      Starboard  Advisors),  C4S (as the managing  member of Ramius Capital) and
Mr. Cohen,  Mr. Stark,  Mr. Strauss and Mr. Solomon (as the managing  members of
C4S) are  deemed to be the  beneficial  owners of the  998,073  Shares  owned by
Starboard,  the 736,984  Shares owned by Starboard  Value and the 327,738 Shares owned by Parche.  Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon share voting and dispositive  power with respect to the Shares owned by Starboard,  Starboard
Value and Parche by virtue of their shared authority to vote and dispose of such
Shares.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of such Shares except to the extent of their pecuniary interest therein. Messrs.
Mitchell,  Meyer,  Caporale Jr. and  Ruzhitsky,  as members of a "group" for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, are each deemed to be a beneficial  owner of all 2,062,795  Shares  collectively owned by the Ramius Group. Messrs.  Mitchell,  Meyer, Caporale Jr. and Ruzhitsky
each disclaim beneficial ownership of Shares that they do not directly own.

      For  information  regarding  purchases and sales of securities of Schulman during  the past two years by the  members of the Ramius  Group,  including  the
Ramius Nominees and Messrs. Mitchell and Ruzhitsky, see Schedule I.

      On October 22, 2007,  the members of the Ramius Group entered into a Joint
Filing and Solicitation  Agreement (as amended by Amendment No. 1 thereto, dated as of November 8, 2007) in which each member of the Ramius  Group  agreed to the joint filing on behalf of each of them of  Statements on Schedule 13D and agreed to form the  Ramius  Group for the  purpose  of  soliciting  proxies  or written consents  for the  election  of the Ramius  Nominees  to the Board at the Annual
Meeting  and for the  purpose  of taking  all other  actions  incidental  to the foregoing.  The Ramius Group intends to seek  reimbursement from Schulman of all expenses it incurs in connection  with the  Solicitation.  The Ramius Group does not intend to submit the  question of such  reimbursement  to a vote of security holders of the Company.

      Except as set  forth in this  Proxy  Statement  (including  the  Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns any  securities  of Schulman;  (iii) no  participant  in this solicitation  owns any  securities of Schulman which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities  of Schulman  during the past two years;  (v) no part of the purchase price or market value of the securities of Schulman owned by any  participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
Schulman,  including,  but not  limited  to,  joint  ventures,  loan  or  option arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or
indirectly,   any  securities  of  Schulman;   (viii)  no  participant  in  this
solicitation owns  beneficially,  directly or indirectly,  any securities of any parent or subsidiary of Schulman;  (ix) no participant in this  solicitation  or any of his/its  associates was a party to any transaction,  or series of similar transactions,  since the beginning of Schulman's last fiscal year, or is a party to any currently proposed  transaction,  or series of similar  transactions,  to which Schulman or any of its  subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any

                                      -22-

of his/its  associates has any arrangement or understanding with any person with respect to any future employment by Schulman or its affiliates,  or with respect to any future  transactions  to which Schulman or any of its affiliates  will or may be a  party;  and  (xi)  no  person,  including  the  participants  in  this solicitation,  who is a party to an  arrangement  or  understanding  pursuant to which the Ramius Nominees are proposed to be elected has a substantial interest, direct or indirect,  by security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

      The Ramius Group is unaware of any other  matters to be  considered at the
Annual  Meeting.  However,  should other matters,  which the Ramius Group is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons  named as proxies on the enclosed  GOLD proxy card will vote on such matters in their discretion.

STOCKHOLDER PROPOSALS

      Any stockholder who intends to present a proposal at the annual meeting in the year 2008 must deliver the proposal to the Corporate Secretary at Schulman:

      o  Not later than  August 21,  2008,  if the  proposal  is  submitted  for inclusion  in  the  Corporation's  proxy  materials  for  that  meeting pursuant to Rule 14a-8 under the Securities Exchange Act of 1934; or

      o  Not earlier than October 12, 2008 and not later than  November 11, 2008 if the proposal is submitted pursuant to the Company's Bylaws.

      The  information  set forth above  regarding the procedures for submitting stockholder  proposals for  consideration  at Schulman's  2008 annual meeting of stockholders is based on information contained in the Company's proxy statement.
The  incorporation  of this  information in this proxy  statement  should not be construed as an admission  by the Ramius Group that such  procedures  are legal, valid or binding.

INCORPORATION BY REFERENCE

      THE RAMIUS GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN  DISCLOSURE
REQUIRED BY APPLICABLE  LAW THAT IS EXPECTED TO BE INCLUDED IN SCHULMAN'S  PROXY
STATEMENT  RELATING  TO THE ANNUAL  MEETING.  THIS  DISCLOSURE  IS  EXPECTED  TO
INCLUDE,  AMONG OTHER THINGS,  CURRENT  BIOGRAPHICAL  INFORMATION  ON SCHULMAN'S
CURRENT DIRECTORS,  INFORMATION  CONCERNING  EXECUTIVE  COMPENSATION,  AND OTHER
IMPORTANT  INFORMATION.  PLEASE  NOTE  THAT  BECAUSE  THE  RAMIUS  GROUP WAS NOT
INVOLVED IN THE  PREPARATION  OF SCHULMAN'S  PROXY  STATEMENT,  THE RAMIUS GROUP
CANNOT  REASONABLY  CONFIRM THE ACCURACY OR COMPLETENESS OF CERTAIN  INFORMATION

                                      -23-

CONTAINED  THEREIN.  SEE  SCHEDULE  II FOR  INFORMATION  REGARDING  PERSONS  WHO
BENEFICIALLY  OWN MORE THAN 5% OF THE SHARES AND THE  OWNERSHIP OF THE SHARES BY
THE DIRECTORS AND MANAGEMENT OF SCHULMAN.

      The information  concerning Schulman contained in this Proxy Statement and the Schedules  attached  hereto has been taken from, or is based upon,  publicly available information.

                                          THE RAMIUS GROUP

                                          _______________ __, 2007

                                      -24-

                                   SCHEDULE I

                     TRANSACTIONS IN SECURITIES OF SCHULMAN
                            DURING THE PAST TWO YEARS

 EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES WERE MADE IN THE OPEN MARKET.

  Shares of Common Stock           Price Per                           Date of
     Purchased/(Sold)               Share($)                       Purchase/Sale
     ----------------               --------                       -------------

                   STARBOARD VALUE & OPPORTUNITY FUND, LLC
                   ---------------------------------------

          3,114                     22.4965                         08/21/06
          5,430                     22.5000                         08/21/06
           (507)                    24.5268                         11/09/06
        (33,600)                    24.5004                         11/09/06
        (21,000)                    24.6002                         11/10/06
         (2,268)                    24.5307                         11/13/06
         (8,400)                    24.4350                         11/14/06
         (1,688)                    24.2575                         11/14/06
        (10,668)                    24.2266                         11/14/06
        (14,391)                    24.1085                         11/15/06
         (2,480)                    23.6113                         11/17/06
        (10,416)                    23.6003                         11/17/06
        (42,000)                    22.7300                         11/27/06
        (57,120)                    20.8111                         01/11/07
        (26,880)                    20.8505                         01/12/07
         (2,567)                    21.1286                         01/19/07
         (4,200)                    20.9000                         01/19/07
        (16,800)                    21.0261                         01/23/07
        (11,004)                    21.0010                         01/24/07
        (11,629)                    21.0000                         01/30/07
         (9,240)                    21.0730                         02/01/07
         (1,596)                    21.0000                         02/02/07
        (26,964)                    21.0115                         02/13/07
        (28,080)                    23.8951                         04/03/07
       (112,560)                    23.3090                         04/04/07
        (67,620)                    22.1172                         04/05/07
        (25,200)                    24.0521                         06/06/07
        (42,000)                    23.6795                         06/07/07
         67,200                     21.5275                         06/13/07
         84,000                     21.2981                         06/13/07
         33,946                     21.1200                         06/13/07

                                      I-1

         42,000                     21.4000                         06/14/07
         21,000                     21.2522                         06/14/07
         42,000                     21.3740                         06/15/07
          5,336                     25.0783                         07/10/07
         13,020                     25.2256                         07/11/07
         20,160                     25.6809                         07/12/07
         20,284                     25.8910                         07/16/07

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                ------------------------------------------------

         33,432                     22.4403                         08/03/07
         50,568                     21.4353                         08/06/07
         51,240                     20.3694                         08/07/07
         32,760                     20.9462                         08/08/07
         20,551                     19.6331                         08/09/07
         21,000                     19.6393                         08/09/07
         16,800                     20.7000                         08/14/07
          5,040                     20.4494                         08/28/07
         17,388                     20.9393                         08/29/07
         32,172                     21.3533                         08/30/07
         15,120                     21.4671                         08/31/07
          5,880                     21.6181                         09/04/07
         12,600                     21.2534                         09/05/07
         12,600                     21.3691                         09/06/07
         26,880                     19.4678                         09/14/07
         23,520                     19.5483                         09/17/07
          8,400                     19.8122                         09/18/07
         61,079                     20.5071                         10/10/07
         18,994                     20.8627                         10/11/07
        199,920                     20.6000                         10/12/07
         37,968                     20.6670                         10/12/07
         11,523                     20.7981                         10/15/07
         55,761                     20.6334                         10/15/07
         50,652                     21.0207                         10/16/07
         27,973                     21.0000                         10/16/07
         19,501                     21.0283                         10/16/07
         52,080                     21.1000                         10/17/07
         38,700                     21.0050                         10/17/07
         37,971                     20.9549                         10/17/07

                                   PARCHE, LLC
                                   -----------

          1,035                     22.5000                         08/21/06

                                      I-2

            593                     22.4965                         08/21/06
            (97)                    24.5268                         11/09/06
         (6,400)                    24.5004                         11/09/06
         (4,000)                    24.6002                         11/10/06
           (432)                    24.5307                         11/13/06
         (1,600)                    24.4350                         11/14/06
           (321)                    24.2575                         11/14/06
         (2,032)                    24.2266                         11/14/06
         (2,741)                    24.1085                         11/15/06
           (472)                    23.6113                         11/17/06
         (1,984)                    23.6003                         11/17/06
         (8,000)                    22.7300                         11/27/06
        (10,880)                    20.8111                         01/11/07
         (5,120)                    20.8505                         01/12/07
           (489)                    21.1286                         01/19/07
           (800)                    20.9000                         01/19/07
         (3,200)                    21.0261                         01/23/07
         (2,096)                    21.0010                         01/24/07
         (2,215)                    21.0000                         01/30/07
         (1,760)                    21.0730                         02/01/07
           (304)                    21.0000                         02/02/07
         (5,136)                    21.0115                         02/13/07
         (7,020)                    23.8951                         04/03/07
        (21,440)                    23.3090                         04/04/07
        (12,880)                    22.1172                         04/05/07
         (4,800)                    24.0521                         06/06/07
         (8,000)                    23.6795                         06/07/07
         12,800                     21.5275                         06/13/07
         16,000                     21.2981                         06/13/07
          6,466                     21.1200                         06/13/07
          8,000                     21.4000                         06/14/07
          4,000                     21.2522                         06/14/07
          8,000                     21.3740                         06/15/07
          1,016                     25.0783                         07/10/07
          2,480                     25.2256                         07/11/07
          3,840                     25.6809                         07/12/07
          3,864                     25.8910                         07/16/07
          6,368                     22.4403                         08/03/07
          9,632                     21.4353                         08/06/07
          9,760                     20.3694                         08/07/07
          6,240                     20.9462                         08/08/07
          3,914                     19.6331                         08/09/07
          4,000                     19.6393                         08/09/07

                                      I-3

          3,200                     20.7000                         08/14/07
            960                     20.4494                         08/28/07
          3,312                     20.9393                         08/29/07
          6,128                     21.3533                         08/30/07
          2,880                     21.4671                         08/31/07
          1,120                     21.6181                         09/04/07
          2,400                     21.2534                         09/05/07
          2,400                     21.3691                         09/06/07
          5,120                     19.4678                         09/14/07
          4,480                     19.5483                         09/17/07
          1,600                     19.8122                         09/18/07
         11,634                     20.5071                         10/10/07
          3,618                     20.8627                         10/11/07
         38,080                     20.6000                         10/12/07
          7,232                     20.6670                         10/12/07
          2,195                     20.7981                         10/15/07
         10,621                     20.6334                         10/15/07
          9,648                     21.0207                         10/16/07
          5,328                     21.0000                         10/16/07
          3,715                     21.0283                         10/16/07
          9,920                     21.1000                         10/17/07
          6,300                     21.0050                         10/17/07
          7,232                     20.9549                         10/17/07

                               RCG ENTERPRISE, LTD
                               -------------------
                                      None

                           RCG STARBOARD ADVISORS, LLC
                           ---------------------------
                                      None

                          RAMIUS CAPITAL GROUP, L.L.C.
                          ----------------------------
                                      None

                                C4S & CO., L.L.C.
                                -----------------
                                      None

                                 PETER A. COHEN
                                 --------------
                                      None

                                 MORGAN B. STARK
                                 ---------------
                                      None

                                      I-4

                               JEFFREY M. SOLOMON
                               ------------------
                                      None

                                THOMAS W. STRAUSS
                                -----------------
                                      None

                              MICHAEL CAPORALE, JR.
                              ---------------------
                                      None

                                    LEE MEYER
                                    ---------
                                      None

                                MARK R. MITCHELL
                                ----------------
                                      None

                              YEVGENY V. RUZHITSKY
                              --------------------
                                      None

                                      I-5

                                      II-1

                                   SCHEDULE II

   THE FOLLOWING TABLE IS REPRINTED FROM SCHULMAN'S PROXY STATEMENT FILED WITH
           THE SECURITIES AND EXCHANGE COMMISSION ON ___________, 2007

            SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN STOCKHOLDERS

      The following table sets forth information as of ________, 2007 (except as otherwise  indicated  by  footnote)  in respect of  beneficial  ownership of the
Shares by each Director,  by each Named Executive Officer,  by all Directors and executive  officers as a group,  and by each person  known to the Company to own five percent or more of its Shares. Unless otherwise indicated,  each beneficial owner has sole  power to vote and  dispose  of the number of Shares set forth in the table:

                                      II-1

                                  IMPORTANT

      Tell your Board what you think! Your vote is important. No matter how many
Shares you own,  please give the Ramius Group your proxy FOR the election of the
Ramius  Group's  Director  Nominees and FOR the Ramius  Proposal by taking three steps:

      o     SIGNING the enclosed GOLD proxy card,

      o     DATING the enclosed GOLD proxy card, and

      o     MAILING the enclosed GOLD proxy card TODAY in the envelope  provided
            (no postage is required if mailed in the United States).

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt
of  your  specific   instructions.   Accordingly,   please  contact  the  person
responsible  for your account and instruct that person to execute the GOLD proxy card representing your Shares.  The Ramius Group urges you to confirm in writing your  instructions to the Ramius Group in care of Innisfree M&A  Incorporated at the  address  provided  below  so that  the  Ramius  Group  will be aware of all instructions  given  and can  attempt  to  ensure  that  such  instructions  are followed.

      If you have any questions or require any additional information concerning this Proxy Statement,  please contact  Innisfree M&A Incorporated at the address set forth below.

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                 Stockholders Call Toll-Free at: (877) 800-5185
                Banks and Brokers Call Collect at: (212) 750-5833

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED DECEMBER 18, 2007

                                A. SCHULMAN, INC.

                       2007 ANNUAL MEETING OF STOCKHOLDERS

              THIS PROXY IS SOLICITED ON BEHALF OF THE RAMIUS GROUP

                   THE BOARD OF DIRECTORS OF A. SCHULMAN, INC.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The undersigned appoints Mark R. Mitchell and Yevgeny V. Ruzhitsky,  and each of them, attorneys and agents with full power of substitution to vote all shares of common  stock of A.  Schulman,  Inc.  ("Schulman"  or the  "Company")  which the undersigned  would be entitled to vote if personally  present at the 2007 Annual
Meeting of  Stockholders  of the Company  scheduled to be held at the Hilton Inn
West,  3180 West Market Street,  Akron,  Ohio, on Thursday,  January 10, 2008 at
10:00 A.M.,  local time,,  and including at any  adjournments  or  postponements thereof and at any meeting called in lieu thereof (the "Annual Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual  Meeting that are unknown to the Ramius  Group a  reasonable  time before this solicitation.

IF NO DIRECTION IS INDICATED  WITH RESPECT TO THE PROPOSAL ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSAL 1 AND FOR PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] PLEASE MARK VOTE AS IN THIS EXAMPLE

     THE RAMIUS GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF
  THE NOMINEES LISTED BELOW IN PROPOSAL NO. 1 AND FOR THE STOCKHOLDER PROPOSAL
                               PROPOSED IN NO. 2.

Proposal No. 1 - The Ramius Group's  Proposal to Elect Jeffrey  Solomon,  Mark
Mitchell,  Michael  Caporale,  Jr. and Lee Meyer as Class III Directors of the
Company.

                                                     WITHHOLD        FOR ALL
                                                   AUTHORITY TO       EXCEPT
                                      FOR ALL      VOTE FOR ALL     NOMINEE(S)
                                     NOMINEES        NOMINEES     WRITTEN BELOW
Nominees:   Michael Caporale, Jr.       [ ]            [ ]             [ ]
            Lee Meyer

THE RAMIUS GROUP INTENDS TO USE THIS PROXY TO VOTE (I) "FOR"  MESSRS.  CAPORALE,
JR.  AND MEYER AND (II)  "FOR" THE  CANDIDATES  WHO HAVE BEEN  NOMINATED  BY THE
COMPANY TO SERVE AS DIRECTORS OTHER THAN __________, AND __________ FOR WHOM THE
RAMIUS GROUP IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH
AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE
BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN
THE COMPANY'S PROXY STATEMENT.

THERE IS NO ASSURANCE  THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE
COMPANY WILL SERVE AS DIRECTORS IF THE RAMIUS GROUP'S NOMINEES ARE ELECTED.

NOTE:  IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED "FOR" A PARTICULAR  RAMIUS
NOMINEE,  MARK THE "FOR ALL  NOMINEES  EXCEPT"  BOX AND WRITE THE NAME(S) OF THE
NOMINEE(S)  YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR
THE REMAINING RAMIUS NOMINEE. YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR
MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE
NAME OF THE NOMINEE(S) BELOW.

              -----------------------------------------------------

Proposal No. 2 - To ratify the  stockholder  proposal that the Schulman Board of
Directors   immediately  set  up  a  special  committee   consisting  solely  of
independent  directors  that would engage the services of an investment  banking firm to evaluate alternatives that would maximize stockholder value.

       |_| FOR                   |_| AGAINST               |_| ABSTAIN

Proposal No. 3 - To ratify the  selection of  PricewaterhouseCoopers  LLP as the
Company's  independent  registered public accountants for the fiscal year ending
August 31, 2008.

       |_| FOR                   |_| AGAINST               |_| ABSTAIN

           THE RAMIUS GROUP MAKES NO RECOMMENDATION ON PROPOSAL NO. 3

DATED:  ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.